Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Senior Medium Term Notes, Series G due 2015	$400,000,000	$54,560

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated October 18, 2012 (To Prospectus dated June 28, 2010 and Prospectus Supplement dated August 6, 2010) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-167832

Senior Medium-Term Notes Series G

(U.S. $ Floating Rate)

$400,000,000 Floating Rate Senior Notes Due 2015

Trade Date: October 18, 2012

Original Issue Date: October 25, 2012

Principal Amount: $400,000,000

Net Proceeds to Issuer: $399,400,000

Price to Public: 100%, plus accrued interest, if any, from October 25, 2012

Commission/Discount: 0.15%

Agent’s Capacity: ☒ Principal Basis ☐ Agency Basis

Maturity Date: October 23, 2015

Interest Payment Dates: Quarterly on the 23rd day of January, April, July and October of each year, commencing January 23, 2013 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Payment Date will be the next preceding business day)

Interest Rate: 3-month LIBOR + 23 basis points

Initial Interest Rate: 3-month LIBOR + 23 basis points determined on the second London Banking Day preceding the Original Issue Date

Interest Reset Dates: Quarterly on the 23rd day of January, April, July and October of each year, commencing January 23, 2013 (or the next business day, if an Interest Reset Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Reset Date will be the next preceding business day)

Base Rate: LIBOR (the designated LIBOR page shall be Reuters page LIBOR01 and the LIBOR currency shall be U.S. Dollars)

Index Maturity: 3-month

Spread: + 23 basis points

Interest Determination Dates: The second London Banking Day preceding the related Interest Reset Date

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒		Book Entry

	☐		Certificated

Redemption:	☒		The Notes cannot be redeemed prior to maturity

	☐		The Notes may be redeemed prior to maturity

Repayment:	☒		The Notes cannot be repaid prior to maturity

	☐		The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐	Yes	☒ No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Morgan Stanley & Co. LLC	$100,000,000
RBS Securities Inc.	$100,000,000
UBS Securities LLC	$100,000,000
BNY Mellon Capital Markets, LLC	$40,000,000
BNP Paribas Securities Corp	$16,000,000
U.S. Bancorp Investments, Inc.	$16,000,000
Wells Fargo Securities, LLC	$16,000,000
Blaylock Robert Van, LLC	$4,000,000
Drexel Hamilton, LLC	$4,000,000
Mischler Financial Group, Inc.	4,000,000

Total:	$400,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.